File by Harmony Gold Mining Company Limited

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2(b)(2) of the

United States Securities Exchange Act of 1934, as amended

Subject Company: Gold Fields Limited

Commission File No. 001-31318

Date: October 19, 2004

On October 18, 2004 Harmony Gold Mining Company Limited made presentations on a telephone conference call in Johannesburg, South Africa. A transcript of that call follows.

Bernard Swanepoel

Good afternoon ladies and gentlemen, or good morning to the people in North America. Thank you very much for joining us in this conference call. I am told there is over 200 people dialled in, so the questions and answers are going to be, there is going to be quite a queue, I can suggest at this point. I am going to do a very quick overview, because I am very sure by now everybody has caught up with the deal, the details of the transaction and so on. And I am going to try and give maximum time for questions and answers.

So, if everybody is okay with that, five minutes of introduction and fifty minutes of Q & A. the offer that we put to Gold Fields shareholders today, as you are all aware is 1.275 Harmony shares for every Gold Fields share. This offer values Gold Fields at just over 8 billion US dollars, and it does represent a premium of 29% to Gold Fields’ 30 business day volume weighted average price, up to and including the 14th. We just picked the 14th because obviously after that the incorrect rumours about the (?) was beginning to impact on share prices. For us as Harmony, the value proposition for Harmony shareholders sits in our proven track (?) record of reducing cost on South African assets. We do back ourselves to achieve the 15% cost reduction on the three big South African mines in order to break even in terms of the premium we have offered. For Gold Fields shareholders that holds true. What also holds true for Gold Fields shareholders is that this transaction we believe is demonstrably better than the transaction that the Gold Fields board have recommended with regards to the IAMGOLD transaction. I think we can easily indicate from our perspective that there is significant value leakage (?) through the Gold Fields IAMGOLD transaction and most of that we can prevent. One of the main considerations therefore in this transaction of course is that the IAMGOLD transaction gets voted down as we get to that point in time on the 7th of December. The timeline for this transaction is such that on the 12th November Harmony shareholders will have to vote and approve the proposed deal. Soon after that, and as soon as we have got all the regulatory clearances, we will have the early acceptance offer. And after that there will be a compulsory follow-on offer on exactly the same terms. What the early acceptance option gives Gold Fields shareholders is the right to accept, or to accept into our offer after merely 30 days from today. We believe that the people who are interested in that will tender their shares, and if we get more than 34.9% acceptances, there will be a pro rata acceptance of shares. That is the first decision making point for Gold Fields shareholders. The transaction in it’s totality is subject then of course still to all the various regulatory approvals, including Competition Commission approvals in South Africa. And as we all know, that is likely to take the final conclusion of this transaction into early 2005. I think we can really perhaps open the floor to questions and answers. I think it will be best to steer me through your questions into the areas that you would want me to expand on.

Question and Answer Session

Michael Fowler (Desjardins Securities):

I am amazed that I am the first one. Anyway, Bernard, can you tell us some of the conditions of this offer. In particular in terms of the South African authorities, what do they have to approve, or, can you talk to that.

Bernard Swanepoel

Thank you for that. Obviously the necessary filings and so will be done during this week. We certainly couldn’t foresee any problems with regards to the South African Reserve Bank, because we are not asking for any special dispensation or anything, so we wouldn’t expect problems from there. And then the Competition Commission process in South Africa may take time, but it is a pretty well understood process. We will submit an application to the Competition Commission. Our legal advisers say that there shouldn’t be significant competition issues raised that can’t be addressed. But the time period that the Competition Commission allows itself is 60 days, plus a right to extend that by another 30 days. So there is a real, I mean, that is the bottleneck or the critical path is the 90 days that the bulk of the offer may be subject to the Competition Commission. I hope that answers your question Michael.

Michael Fowler (Desjardins Securities):

Bernard, in particular you’ve got a large amount of South African assets under one roof there. What makes you feel, you know, sort of easy about the fact that the Competition Bureau is going to approve this?

Bernard Swanepoel

You know we have had many filings by many gold companies in the past, including Gold Fields and then Harmony specifically. And I think every time the Competition Commission has come to the conclusion that even at the, whatever, the combined level, we will be in the order of just under 10% of world new production. Of course the market in gold is much bigger than new gold production, it includes all the secondary sort of strap (?) gold. And then of course the real gold market is a quantum bigger than that again. Our Competition Commission has historically always come to the conclusion that the level of concentration in know ways whatsoever, start to impact on the price setting of gold. And I think of course the liquid market that is the gold market is one of the key factors here. Like I say that’s our legal advice and certainly in the past that argument has always been upheld by the Competition Commission.

Michael Fowler (Desjardins Securities):

Just a last question. Why would Gold Fields shareholders pander to Harmony when in fact you are making large losses and their cost of production is a lot lower than yours?

Bernard Swanepoel

I think when the Gold Fields shareholders do the analysis I think what will become very clear is that Harmony’s ability to reduce cost will be very advantageous to the Gold Fields shareholders. The Gold Fields assets in South Africa has slipped into quite a marginal position itself, and it has actually found itself in cash negative territory until the capital expenditure was curtailed. You can curtail capital expenditure in a South African ore body for a few quarters, but you shorten the life of those mines quite significantly. So we are very comfortable about two things. The first one is that the very painful adjustment to the strong rand environment that we have been busy with in the last six months will demonstrate good results when we announce our results in a week’s time, and secondly that our track record and our proven ability to reduce cost structures of South African mines will significantly enhance the cash flow of the Gold Fields assets. Thank you Michael, can we move on to the next question please?

Sam Sabbagh (Quattro Global Capital):

Can you walk us through how you expect to obtain the million dollars in South African rand synergies. And can you also talk about what impact this might have on the employment situation in either company in South Africa and how the regulators might view that?

Bernard Swanepoel

Thank you very much. The billion rand cost reduction comes from a 15% reduction in the cost structure of the South African assets. For us of course, you know this is very much a proven record which we are extremely comfortable putting on the table. This involves, and it always starts right at the top with this sort of corporate overheads, the sort of unnecessary concentration of costs and people in head offices. I think we have demonstrated over a few years now that flat structures work extremely well. It doesn’t only save you money, but it actually empowers your people on the mines to run the mines like businesses. There are the obvious further synergies that will come from alignment of procurement and shared services. A billion rand is a lot of money, but 15% out of those cost structures is actually a pretty conservative and we believe achievable target. Our track record of our last few acquisitions in South Africa all has yielded better than 15% cost reductions, so it is true that when you add it up it comes to a big number. But if you look at it as a percentage, it is reasonably comfortable for us to achieve, we believe. Our most recent acquisition, which is a highly mechanised, generally accepted, well run and efficient goldmine in South Africa, the Talbot/Target Mine, we set ourselves an internal target of 20%, and I think the market thought that 15% would be good. And we have certainly found that within six months after acquisition we have again achieved that. And the case of Target, and this is very relevant, that it happened almost to the total exclusion of job losses. I think we are generally given credit in South Africa for the jobs that exist in Harmony all were previously somewhere earmarked for closure or shutdown. All the mines we own somewhere in the past that identified, you know, as a closedown operation. So we get seen as people who save jobs, people who extend the life of short-term jobs, through extending the life of the mine. There is full and total disclosure in our submissions to the Competition Commission of the number of people that may be affected in terms of acquisitions and we are always strict with those. This transaction will truly realise the synergies between the two companies. The two companies together will be in much better and stronger position. We will enhance the cash flows from the Gold Fields South African mines significantly, and the job losses will tend to be senior, corporate people and shared services type people, where there is duplication between the two companies. So this is not going to threaten thousands of jobs for underground workers.

Sam Sabbagh (Quattro Global Capital):

Okay, and what role has Norilsk played in this offer and do you have the support of any other IAMGOLD shareholders. And are you prepared to enter a (?) fee in that situation?

Bernard Swanepoel

I would be extremely surprised if we have much support of IAMGOLD shareholders. I am sure you meant to refer to Gold Fields shareholders. We are simply got overtaken by time and the fact that the market started to speculate, albeit it incorrectly about the transaction, forced us into bringing forward out announcement to this morning. We didn’t speak to any Gold Fields shareholder other than Norilsk. Obviously for the reasons of them being the biggest and as wanting to secure their irrevocable undertaking to vote against the IAMGOLD transaction and to accept the Harmony offer. We spoke with one shareholder and they accepted the offer, or gave us the irrevocable to accept the offer. But we didn’t speak to any shareholders up to the time of announcement.

Nolan Menachenson (BJM):

Morning Bernard, my question is just in terms of the structure of the offer, and I apologies if this has been covered, I didn’t have time to read the whole deal yet, but it is possible that you acquire in the market say 20-25% of Gold Fields stock, at that point you block the IAMGOLD deal with the Norilsk (?) blocking head as well, in terms of voting their 20, but then the (?) not tendering their stake as part of the follow-up offer. Because my understanding is that the follow-up offer only gets triggered if you get to 34.9. And in that case could there be a situation where you end up say with 20-25% of Gold Fields, Norilsk with 20, the balance in the market, and how does that play out?

Bernard Swanepoel

Nolan, you guys obviously get paid to generate a thousand possible scenarios. And we can speak about all 999 of those. Our offer is one offer to get to 50.1%, and that is the condition that is still in place at this time. In order to get there we need to get past the Competition Commission, because if you, in South African terms go over 34.9% you need the approval from the Competition Commission. So that is the offer. There is an early acceptance facility that will give shareholders the facility to tender their shares and in that scenario we can get anything from 0 to 34.9% to the exclusion of Norilsk. Norilsk has undertaken to not tender into the early acceptance, because obviously one would expect that if you get 34 or 50 or 60% acceptances, you will pro rata the people back and the guys will get the money early on in the transaction and not be drawn into the long sort of, the long battle if it comes to that. so there are many permutations of us ending up with various sort of stakes between 0 and any other percentage. Obviously if we fail to convince

Gold Fields shareholders that this transaction is value enhancing then the Gold Fields transaction by that time would have voted for the IAMGOLD deal already. So I think there are a few critical benchmark points. The first one is 30 days from now we will get some acceptances into the offer, and I think the mere fact that a lot of people came into the room within the last few days, will be shareholders who will exit as soon as they can mop in the profit. Then you will be into the period of up to and including the Gold Fields AGM, which is scheduled for the 7th December, and if the IAMGOLD transaction gets approved there, then obviously our offer goes away. So that is the second sort of benchmark point. And then we run up to the end when all of the other conditions have been met, and we go over the 50%, and that 50% of course is inclusive of Norilsk. Nolan, like I say, there are so many different sort of permutations, that I am trying to give you the process and then I think people are going to have to make their own interpretations of various scenarios or possible outcomes.

Nolan Menachenson (BJM):

That’s fine Bernard, if I could just follow-up with one question that relates to this. Because of the different permutations, the question that comes to my mind is, is this deal driven by desire to unlock value within Gold Fields and Harmony or is this deal driven by a desire to block the IAMGOLD – Gold Fields deal?

Bernard Swanepoel

I can’t speak on behalf of other shareholders. Obviously for me as Harmony, as the Harmony Chief Executive, this is about unlocking value in Gold Fields, for the current Gold Fields shareholders and for Harmony shareholders. That is my job, that is what I do. You know, if people end up supporting us because they have got another agenda, whatever that agenda may be, that happens from time to time, that people walk the same path, although the end destination may not be the same. Nolan if we take 15% out of the cost structure of Gold Fields we break even in terms of our premium. If we can do better than that then of course we create additional value for Gold Fields and Harmony shareholders at that point in time. If you look at the compelling equity story these two companies definitely will attract a much broader shareholder support, it will move up on all the indexes that it is in quite significantly, and we may just see some of the go to stop, or go to share phenomena that we have seen in previous big transactions like this. That some of the people who may be supportive of Harmony’s bid may have a main objective to stop the IAMGOLD transaction, obviously I can understand if Gold Fields shareholders would want to stop the IAMGOLD transaction, because I am strongly of the opinion that the IAMGOLD transaction, or the proposed IAMGOLD transaction is, there is significant transaction leakage from a Gold Fields perspective, a Gold Fields shareholder perspective. But that’s the view I have, other shareholders, or shareholders in Gold Fields will have different views, but fir us at Harmony this is a value proposition for our shareholders, and certainly we believe we can unlock significant value in Gold Fields. Nolan, thank you.

Heather Douglas (BMO Nesbitt Burns):

Hi, good afternoon everyone. I have a multipart question. Overall, what do you plan in the longer-term to do with this large asset base that you have? And the multiparts are, do you have any agreements with Norilsk about future cooperation, what will happen to the Mvelaphanda stake, the 15% of the Gold Fields South African assets, do you have any plans to shed South African assets and if you could expand on, there is a comment in the documents about seeking separate listings.

Bernard Swanepoel

Thank you Heather, that is, I mean, I will quickly repeat my presentation. As always your questions are very detailed and to the point. I think, you know, putting these two companies together will give us an excellent base to operate from. I think if you look at the South African assets, it is true that on average the Gold Fields assets probably has got higher quality potential, but we all know that their performance of late has not been up to their (?) quality. So, just turning them around is the classic, true, what Harmony has been about for the last five, six, seven or eight years. And there is significant value uplift in there. We also will obviously as a combined company, have, a proper integrated gold company all the ways from exploration, Gold Fields own portfolio of exploration, through to Harmony’s very exciting explorations successes so far of Hidden Valley in (?). So the exploration side is very exciting. The South African base is big and it is true that there will be low cost producers like Harmony’s existing target and (?) etc., we believe that we can overtake the Gold Fields assets and make them low cost producers again, they certainly aren’t right now. And there will be a tail end of South African assets, which we have just recently managed to convert back to break even and sort of marginal profitability. So there are some South African assets which one can easily argue longer-term would not necessarily fit the sort of, the Harmony or the quality bill. But at the same time those are assets which can and have made money and will make money going forward again. So the international assets, the comment that I made today, and I think it was mainly, probably in reply to a question was about will we spin off the international assets. My answer was a very generic one of, I think that one could somewhere, at a point in time in future be confronted with a situation where you can unlock value by dealing with one, or a group of international assets, you can crystallize value by spinning them off or selling them. So Harmony will consider on an ongoing basis the value creation opportunities for the international portfolio, collectively and on an individual basis. Such opportunities might include the future listing, or the collective disposal of these assets, or the disposal of participations in an individual asset. Heather it would be silly for us to say we only accumulate, and we never let go. I mean when the market wants to pay you more for your house than what it is worth, then one has to consider whether you shouldn’t be selling it. So that’s the answer with regards to that. There is no signed agreement, implied agreement, or other agreement with Norilsk. Norilsk weighed up the offer that they had on the table as a Gold Fields shareholder, they looked at our offer and they found our offer to be superior. That may be from their perspective, or they may just represent a big Gold Fields shareholder who sees the value leakage of the one offer, and the potential for value enhancement of the other offer. There is no undertakings about future cooperation or anything. Harmony has got a track record of having a good relationship with it’s shareholders. It has got an open strategy, a consistent one, and we haven’t had deviations from strategies which from time to time have upset our shareholders. So we certainly would expect to have a constructive and open relationship with Norilsk, and I mean, I am sure that Norilsk consider that as part of their overall evaluation process of whether they want to accept our offer or not. Mvelaphanda, if I speak briefly to that, obviously Mvelaphanda has got an option to acquire 15% of the South African asset in a deal which, I think, has been analysed extensively. So Mvela is even more leverage to the value uplift we can bring to the South African assets than a normal Gold Fields shareholder. Because a normal Gold Fields shareholder’s value uplift gets diluted through the international assets. Mvela is purely exposed to the South African assets and therefore I think it will be very easy and I am sure when analysts starts to evaluate that the conclusion will be that Mvelaphanda will be significantly better off in the scenario where Harmony runs the asset, if we achieve those predicted cost savings. I, my notes where so brief that I can’t read my own notes for the last two points. Oh, you asked about shedding some of the South African assets. Heather I think right now the South African market is such that we have got one of two choices. I think we either shut down a gold mine or we return it to profitability. I don’t think it is a market where you can easily dispose of marginal or loss making shafts. And we have dealt with our shafts. I mean over the last six or nine months we have shut down the six non-profit making operations in Harmony, we have implemented (?) and I think we will soon be able to demonstrate successfully. And we have reduced the headcount of the company through voluntary retrenchments by nearly six thousand people. So we have really dealt with the bulk of our non-profitable shafts. Heather, I feel like I am missing one of your points, I simply can’t recall what that would be.

Heather Douglas (BMO Nesbitt Burns):

You sort of dealt with it in the beginning, you combined two points. Thank you for the comprehensive answer. It was great. I have one quick question, and then I will let you go. What do your major shareholders have to say, are they supportive of the offer to Gold Fields and the dilution, especially in the short-term?

Bernard Swanepoel

I think, you know it is very early days, and obviously it is very difficult to read things into share prices because the professional people are putting the premium into the share prices now. Certainly our longer-term shareholders have given us very good feedback. Some of them will obviously also sit back and see what is the feedback from the analysts, which again I think was very positive. The one big shareholder which we obviously know are fully supportive of this is African Rainbow Minerals, which holds 20% of Harmony, and which is completely in favour of this transaction. You know ultimately, I really, as I have said before, I get paid to lead the team that creates value for our shareholders and we believe that this proposal is so consistent with our strategy and our track record that we will find good support amongst our shareholders.

Nicky Smith (Business Report):

I am sorry, the question was answered a little earlier, as far as what was in it for Norilsk, had they been promised anything, and it was a question that was asked a little earlier.

Dorothy Goerz (Sarallon Capital):

I have a question regarding the implications, the technical implications. Will be there be any benefits from asset (?) up and increased depreciation charges?

Bernard Swanepoel

There certainly, if this transaction were to be successful there will be an impairment charge in terms of the accounting rules and we will deal with that exactly like a debt. I am not absolutely sure whether your tax question would also extend to other tax benefits. As you know in South Africa there is a tax regime which reinvents various operations tax basis, so you can only offset the capital against those. And there is always a possibility that further consolidation may result to us having to apply for relaxation, but those would be additional positives extremely difficult to quantify and certainly not easy to achieve. So I am sorry to give you a dual answer, I am just trying to cater for whatever way your question was referring to. So there will be a goodwill impairment that will be booked through as per normal international accounting rules and the tax issue is not really a big issue in this transaction.

Dorothy Goerz (Sarallon Capital):

But the amortisation charge I don’t think that will be, having any, would that have any tax implications or would it be just a

Bernard Swanepoel

No, our tax regime, and I am talking about the South African tax regime now, as we, we get 100% tax deductibility of capital up front. So the amortisation is purely a book charge. So the capital, as and when it gets expensed if, you know, if there is a current tax shield, it gets deducted immediately. So the amortisation gets matched to the life of the mine, but that is a pure non-tax book entry. I think I get your question a little bit better now, thanks Dorothy.

Dorothy Goerz (Sarallon Capital):

Another question regarding the timing. From what I understand the bottleneck will be the antitrust approval, which would range to, from 60 to 90 days, from mid of this week I guess?

Bernard Swanepoel

Thank you, that is absolutely correct. The Competition Commission approval will range between 60 to 90 days. So it is our expectation. Thanks Dorothy.

Jim Hoffman (PSAM):

Given that Gold Fields would own 70% of IAMGOLD if that transaction would proceed, why have you conditioned your offer on that deal failing?

Bernard Swanepoel

We really just evaluate that deal from a Gold Fields perspective because that is the company we are suggesting to merge with here. And significantly we, well we see a lot of value destruction from a Gold Fields shareholder perspective. You know, Gold Fields give up control of their international portfolio assets at no premium. The cash generative capacity of those assets was significantly better than the South African assets, and yet they have sold them at a discount. The international assets in this IAMGOLD merger ends up with all the growth prospective and the South African assets very much gets confined to the South African development countries of SADC, which quite honestly will not be able to sustain the growth profile for the current sort of (?).So we truly just believe from a Gold Fields shareholder perspective what we put on the table is not only the premium and the ability to run the mine at lower cost structures and unlock that value, but we also will prevent significant value leakage we believe if the IAMGOLD transaction were not to proceed. I think if one were to look at the market behaviour or the share price behaviour from announcement onwards of the IAMGOLD transaction, the IAMGOLD share has significantly outperformed its peer group under various indexes that it gets measured against. whereas Gold Fields until a few days ago has really just been tracking Harmony and the rest of its South African peer group. So I think it was quite clear in the words of some of the IAMGOLD executives, that this was a significantly value enhancing for IAMGOLD shareholders. But unfortunately there was no free ride. We truly believe that the value leakage was on the side of the Gold Fields shareholders. We would, I mean obviously the price we offer for Gold Fields includes our view of the valuation of Gold Fields as a whole and we certainly wouldn’t want part of that to leave the company at such a significant discount.

Jim Hoffman (PSAM):

I can understand the value proposition from your point of view, but given that you would own 70% of IAMGOLD, how are you giving up control?

Bernard Swanepoel

Well, Jim, I am pretty sure that in the current, and even before, in the current governance environment, Gold Fields will only have two directors on that board. My understanding is that it will be a board of 10 people. Though some of those people may previously have sat on Gold Fields’ board, but they are going to have to act in the best interests of that company. We suggest that that company will find it very difficult to, for example, pay dividends which will see cash flow back to Gold Fields Ltd. So they have given up control over the cash flow. Another board will decide on behalf of Gold Fields shareholders how these assets needs to be grown, their will be dilution, but their own admission in order to grow that company further. Really, if another board decides on behalf of your shareholders well then at some stage your shareholders, you know, have to say what do I need my own board for, because another board takes all the growth and cash flow allocation decisions on behalf of my board. There is no doubt when there is a second board involved you have given up some level of control and we argue significant control.

Chris Beer (RBC Asset Management):

Good morning, or afternoon. I was just wondering, I have two questions. One, the presentation on the metrics, such as the MPVs and evaluation metrics, are they yours or is that a benchmark of (?).

Bernard Swanepoel

It is a consensus and in our documentation in the detail we actually list the reports that were used to get to that sort of consensus view. So there is an analyst consensus view. We’ve have obviously (?) done extensive own evaluations, although we may come up with slightly different answers, we do find the same sort of relative ratios, but it is an analyst consensus view.

Chris Beer (RBC Asset Management):

Okay, I guess secondly. On the Harmony way, certainly you have done that in the past, but going forward, producing, like what is your G & A per ounce, or is it as simple as that in looking at Gold Fields (?)…15% efficiency achievement.

Bernard Swanepoel

Ja, thank you. It is always very difficult to do a sort of apples for apples comparison. Even amongst the South African producers. To make an example, Anglogold Ashanti treats development cost completely different from the way in which Gold Fields and Harmony treats it. So the numbers that is in the annual reports is extremely difficult to analyse. However is one goes down to a cost per ton basis and you look at the stopping costs per ton, and development costs per ton and you look at the mine level overheads per ton, and the services cost per ton, then in the past, on acquisition of these mines, when we restate the target company’s numbers into comparable Harmony numbers, then we find that our overhead cost, and this is Harmony’s definition of overhead cost per ton is in the order of R35 per ton, and companies that we have acquired, including St. Helena recently, sits at, at least 12% higher. This is 12% of total cost, not 12% of G & A. so really we believe that the first 10 to 12% of cost that we take out through the Harmony way happens before we even get to the mine head, or to the gate at the mine. And you can see why we are extremely confident that this 15% cost reduction is doable. To call it easy would be an understatement and arrogant, but it is definitely doable and definitely sustainable. And this includes a whole host of costs, from the frills that comes with big sort of corporate life and even, all the way through, from executive salaries to number of people in head office, but it also includes a lot of other prescribed services, which gets prescribed from a Johannesburg office to the mine manager, who is much closer to the action, we have got significantly flatter structures, which means that our company doesn’t demand hundreds of mangers to run it. You know, we have got business managers which we believe run our businesses well, in a very empowered environment. It is not only the cost saving, which of course is the value proposition, but it also works through to better people productivity, etc, etc. So we really believe that the 15% is doable and we have done that a few times, certainly both in the case of acquisitions from Gold Fields and then generically as well from acquisitions from other companies in the past. Thank you Chris.

Mark Smith (Dundee Securities):

Yeah, hi guys, just a quick question. How much stock have you picked up in advance of the transaction.

Bernard Swanepoel

Nil, nothing, zero. We haven’t bought any.

Mark Smith (Dundee Securities):

Okay, and then, just in terms of the National Union of Mineworkers, how supportive are they to be of having so many mines under one banner, and so many employees under one banner?

Bernard Swanepoel

Well, they of course combine all the workers under one banner, so one just has to keep in mind that they are very much the main representative of the blue collar workers of the mining industry. They put all the mines together through collective bargaining, which is the main interaction and where the power play takes place. The industry has got a history of collective bargaining, where Anglogold Ashanti, Gold Fields, Harmony comes together as employers, and typically gets outwitted by them on the other side. So really I don’t think, with regards to that aspect the National Union of Mineworkers would have a significant issue with a bigger employer as such. They are very much in favour of centralised bargaining, where typically you will find employers more in favour of decentralised bargaining. This probably helps them closer to more concentration and therefore centralisation of bargaining. We have got a pretty good working relationship with the NUM and there are other unions and associations. The most recent adjustment to the strong currency environment could not possibly have done without the full cooperation of organised labour. You know, in this country you need agreements from your unions and worker associations even to implement voluntary retrenchments etc., so I truly believe over the years we have demonstrated that when we take over mines we extend the life of the mine and therefore the life of the job. I have said before and I want to repeat that, I think certainly privately there is huge recognition for the fact that most of the 48 000 jobs in Harmony would not have existed if it wasn’t for Harmony’s operational and managerial philosophies, the sort of no frills approach. And we have saved many jobs over many years through that.

Mark Smith (Dundee Securities):

Just to follow that up a little bit. So in terms of numbers of jobs that are under the NUM in Gold Fields, how many jobs, how many employees thereafter in the NUM?

Bernard Swanepoel

You know, Gold Fields talk about some 45 000 employees. As much as 36 to 38 000 of those people would fall in the bargaining unit of the NUM. Typically you would find between 60 and 80% of the people who could belong to the union would belong to the union. So one could sort of do that sum. But the NUM certainly would represent most of the workers of Gold Fields and they do of Harmony. Obviously we, in our transparent relationship with the union informs them about these transactions, we inform them about the Competition Commission process, where as a union they have got a right to make submissions. But in the end the Competition Commission mandate is very clear of what they need to consider on approving or disapproving a merger of this nature.

Mark Smith (Dundee Securities):

Just going back to Michael’s initial question about the Competition Commission, you were mentioning they were looking globally at this company taking up less than 10% of the global new gold sold. But in fact wouldn’t they care more about how much it had of the gold that was produced in South Africa?

Bernard Swanepoel

The only argument of course is that, you know, the gold price does not get set in South Africa. Or in any specific country where gold production takes place. So the gold price setting mechanism is one of the best established, most open, most liquid mechanisms in the world. And I certainly, and our legal advice and that has consistently been in the past, there is no antitrust consideration from our perspective with regards to that. And like I say, we’ve been there regularly, and, you know, I think even recent filings from Anglogold Ashanti and Gold Fields have all made exactly the same case, that there are no possibility and anticompetitive behaviour through the fact that you produce more gold. The precedent would be that we will be marginally bigger the new (?). so there is already a significant level of consolidation in other players. We truly don’t expect that to be a problem.

Patrick Chidley (BJM):

Hi, just wanted to ask if there are any actual particular synergies that you’ve identified between the Gold Fields mines and the Harmony mines, and/or between Gold Fields mines and....

Tape Change

Bernard Swanepoel

…I know many international mergers of mining companies always go into various sort of synergies. Because of the sort of hierarchies and the inefficiencies of South African companies historically and still even today, I think so much of the cost savings that we talk about comes from areas other than what would be typically classified as synergies, that we perhaps do not talk enough about those synergies. There is no doubt that there are possibilities for, possibility for synergies. You know, if you think about what will happen in the Free State then the land area will basically be consolidated 90% into Harmony hands. So obviously from a future growth perspective, from an undeveloped property area prospective, there will be tax efficiency, there will be positioning shafts correctly, this is all the stuff that excites me as the mining engineer. But I also have to remember that I am a businessman and I have to make returns to shareholders. The Beatrix (?) synergies, these guys still have got a farm fence boundary between them. You know, from time to time at Joel (?) we actually have been milling surplus rock for Beatrix, there is inherent inefficiencies because they were two separate mines. But there are definite possibilities for synergies, all the way through from management structures to procurement efficiencies, distribution of product, integration of information systems, this is what we do. This is part of what we do. And some of these synergies can be realised even though the areas may not be geographically together. For me one of the exciting prospects is if one looks at Gold Fields excellent declaration and transparency with regards to the ore reserves what is very clear from that declaration is that quite a lot of their reserves sits below infrastructure and therefore required continued opening up and further capital expenditure. That also translates into a level of leverage which I certainly until recently was not as aware of as I am now. A major portion of Driefontein’s reserves falls away out of the reserve category if the assumed gold price drops from 90 000 to 85 000 a kilogram. These are their own numbers, it is in their annual report. The same happened to Kloof, the only difference is that in Kloof’s case this happens when the longer-term assumed gold price drops from 85 000 to 80 000. Now of course one can play around with the gold price impact, or you can say but what if somebody comes and actually reduces the cost structure by that 15%, then a lot of those projects that recently got curtailed will have the type of financial returns which our own growth projects have got. Where even today with gold at 85 000 a kilogram, our projects sits with IRR’s of 25 to 45%, decent net present value, they are no brainers, they have to continue, even in time, you know, like recently, when we were not cash flow positive, we could still justify continuing with our capital expenditure. So I think if one were to look at synergies, both in terms of current (?) the next rand per ton, but also the synergies of exploiting the undeveloped properties remaining in South Africa, I mean, this new merged Harmony is going to have to be the place to be. It is a very exciting story. And the cost reduction is just a base which enables cash generation, which enables the investment into a future which will be a growth story and not a harvest story.

Patrick Chidley (BJM):

So you have done a few calculations already to say well there are number of projects at least that, there are definite synergies between the two companies.

Bernard Swanepoel

You know we have obviously looked as far as we can in terms of the public domain information, the one good thing about the South African gold industry was certainly that if you operate within that industry there is a pretty good level of disclosure and then a lot of these projects were projects that Gold Fields have been spending money until recently before they started cutting back, so really one can work on the numbers that they have previously put in public domain in terms of ounces, capital required, we are always backing ourselves to achieve the same objectives for slightly less capital and we have demonstrated that a few times. But really I think if we can just bring the cost per ton down, if we can re-establish the margins of these three previously world class mines, same ore bodies, we believe, you know, then we are quite excited about some of the prospects that those undeveloped properties may hold longer-term. We are talking medium to long-term, we are not talking overnight.

Thomas Nienaber (Lehman Brothers):

Good afternoon, a quick question. Regarding the EGM approval and passing of resolution, what is the majority required? Is it a simple majority?

Bernard Swanepoel

Yes, at the EGM, what is required will be a simple majority of those present and voting. So that is what is required for an ordinary resolution to be passed at the EGM.

I think there may be time for one last question. I really apologise, this has been a very stimulating teleconference, and I do unfortunately have further commitments, so can we wrap it up with one final brief question.

Brian Eizenstat (Cadmus Capital):

Yea, thank you. I have a question related to the early settlement offer. If for some reason the early settlement offer is delayed beyond the IAMGOLD vote and the IAMGOLD vote is successful, would you still proceed with the early settlement offer and the deal in it’s entirety.

Bernard Swanepoel

The early settlement offer has got obviously, as everything now, has got two components, the one which is the South African component, which really, we believe will, we can’t foresee a set of circumstances in which that can get delayed to pass the date of the IAMGOLD voting. The North American one, we’ve had very good interactions with the regulators, and we truly believe that will still be completed well in time for the final completion date or acceptance date of Friday, 26th November. So we are very comfortable that, you know, all the regulatory conditions have been met or are in hand and we don’t foresee such eventuality.

Brian Eizenstat (Cadmus Capital):

Just as a very quick follow-up, if I were Gold Fields and I am just sort of thinking through the possible outcomes here. I would try to defend myself from this offer and I may try to take the offer to court under the assumption that your 34%, plus the 20% from Norilsk would be in (?) around competition rules. And I am not saying that it is, if I were them, and defending myself, that is one thing I may, a tactic I may use. And that may cause a delay and make a timing mismatch between the upcoming vote and your ability to close the early settlement offer.

Bernard Swanepoel

I am sure that by now Gold Fields would have had many opinions suggesting that there is lots of delaying tactics and frustrating actions, frustrating actions of course in it’s own right is something that the courts and the regulators do not look kindly on. We have had extensive deliberations with the regulators, both the SCC and the SRP and JSE in South Africa, I am sorry for all these abbreviations, and we have obviously have had senior legal counsel involved in North America. Quite honestly we think it will be barking at their own shadows if they were to do that. That may not stop them from doing that, but I would be extremely surprised if they waste shareholders money at that frustrating. You know, if you think your offer is better than somebody else’s, then let’s see what the shareholders say about this. So we are very comfortable that if the shareholders get to vote that our case will be a compelling one, and, you know, if the majority of shareholders want the Harmony offer, then by implication they do not want the IAMGOLD offer. I think any management team who deliberately frustrate a competing offer is ultimately going to have to live with their credibility and with their relationship with their shareholders. But time will tell, you know, that is certainly not an area we see as a weakness. And especially the South African site, the North American site, there may be threatened litigation I will be extremely surprised by. Brian, thank you very much, and ladies and gentlemen, let me, without even handing back to Joan, just to wrap this up, thank you all for dialling in, we really appreciate that, Ferdi is jumping on a plane on his way here to North America. He will probably come and knock on many of your doors in the not too distant future. But we are all still available all the time on our mobiles for further questions. I really thank you all and good morning to you all.

Disclaimers

In connection with the proposed acquisition of Gold Fields, Harmony will file with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Receipts (ADSs) to be issued in exchange for Gold Fields ordinary shares held by holders located in the United States and for Gold Fields ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs (as defined below)) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony will file with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner